Confidential

March 8, 2019

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Donald Field

Mr. Nolan McWilliams

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                        China Index Holdings Limited (CIK No. 0001749797)

Response to the Staff’s Comments on
Draft Registration Statement on
Form F-1 Confidentially Submitted on October 4, 2018

Dear Ms. Walsh, Mr. Krikorian, Mr. Field, and Mr. McWilliams,

On behalf of our client, China Index Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 18, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 4, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Company has reassessed the current market condition and has determined not to offer any securities for value from it or its shareholder, Fang Holdings Limited (“Fang”), at this time, and accordingly, the disclosure in the Revised Draft Registration Statement has been updated to reflect the fact that only the separation of the Company from Fang by way of a distribution of the Company’s ordinary shares to Fang’s shareholders (the “New Transaction Structure”) will take place.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

March 8, 2019

otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Use of Proceeds, page 77

1.                                    You state in the sixth paragraph that “[you] are currently able to fund [your] operations in China by (1) contributing the subscribed registered capital of up to US$500,000 in WFOE, and (2) providing shareholder loans to WFOE of an amount up to the difference between its total investment amount and registered capital.” With respect to the second clause, please quantify the amount of shareholder loans that you are currently able to fund.

The Company respectfully advises the Staff that it will not receive any proceeds from the separation and distribution under the New Transaction Structure, and accordingly, has revised the disclosure on page 71 of the Revised Draft Registration Statement.

2.                                    We note your disclosure in the seventh paragraph regarding the various approaches to make capital contributions or provide loans to WFOE or new foreign-invested enterprises. Please discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals with respect to the net proceeds of this offering in comparison to the amounts that you may contribute or loan at this time.

The Company respectfully advises the Staff that, as it will not receive any proceeds under the New Transaction Structure, the Company has removed the related disclosure on page 71 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 124

3.                                    Please revise to discuss the factors contributing to the significant increase in accounts receivable and days sales outstanding for the six months ended June 30, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

Recent Accounting Pronouncements, page 127

4.                                    We note your revised disclosure in response to prior comment 12. Now that you have updated the financial statements included in the filing to cover the period of adoption, please indicate that results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition.

March 8, 2019

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and F-17 of the Revised Draft Registration Statement.

Description of American Depository Shares, page 176

5.                                    Please provide us with a copy of the deposit agreement. In this regard, we note your disclosure of the exclusive forum and mandatory arbitration provisions. Please note that we may have additional comments upon review of the agreement and the aforementioned provisions.

The Company acknowledges the Staff’s comment and undertakes to provide a copy of the deposit agreement to the Staff in subsequent amendments to its Draft Registration Statement when it becomes available.

6.                                    In this regard, you state in the second to last paragraph on page 187 that the depositary may require disputes to be arbitrated under the rules of either the American Arbitration Association or UNCITRAL. Please tell us and disclose the impact of this provision on holders of your ADSs for claims under the federal securities laws. Similarly revise the first full risk factor on page 72.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 180 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Francis Duan, by telephone at 86-10-8508-7802, or via email at francis.duan@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:                              Vincent Tianquan Mo, Chairman, China Index Holdings Limited

Yu Huang, Chief Executive Officer, China Index Holdings Limited

Barry E. Taylor, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Francis Duan, Partner, KPMG Huazhen LLP